Free Writing Prospectus (To the Prospectus dated April 4, 2011, as supplemented by the Preliminary Prospectus Supplement dated September 9, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-173299 September 10, 2013

***FOR IMMEDIATE RELEASE***

FOR: ZIONS BANCORPORATION	Contact: James Abbott
One South Main Street	Tel: (801) 844-7637
Salt Lake City, Utah
Harris H. Simmons
Chairman/Chief Executive Officer

Zions Bancorporation Announces Plans to Auction $75 Million to $250 Million of Subordinated Notes Through Zions Direct

SALT LAKE CITY, September 10, 2013 – Zions Bancorporation (“Zions”) today announced its plans to offer $75,000,000 to $250,000,000 of fixed/floating rate subordinated notes pursuant to a prospectus supplement dated September 9, 2013 to its prospectus dated April 4, 2011. The public offering price of the subordinated notes will be equal to $25.00. During the auction period, potential bidders will be able to place bids for the interest rate for the subordinated notes at or above a minimum interest rate of 6.50% per subordinated note (in increments of 0.05%) and up to and including the maximum interest rate of 7.00% per subordinated note. Zions initially announced this offering on September 9, 2013.

The interest rate, allocation and amount of subordinated notes to be sold in this offering will be determined by an online auction process facilitated by Zions Direct, Inc. (“Zions Direct”), as auction service provider. Deutsche Bank Securities Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Macquarie Capital (USA) Inc. and Zions Direct are serving as joint bookrunning managers for the offering.

The auction is expected to open on Wednesday, September 11, 2013 at 9:00 am Eastern Time and close on Thursday, September 12, 2013 at 4:00 pm Eastern Time; however, the auction could end earlier if bids for the maximum auction amount are received at the minimum interest rate, which has occurred in other auctions conducted by Zions.

Zions intends to use the net cash proceeds from this offering for general corporate purposes, which may include the redemption or repurchase of certain of its securities.

Zions is one of the nation’s premier financial services companies, consisting of a collection of great banks in select Western U.S. markets. Zions operates its banking businesses under local management teams and community identities in 10 Western and Southwestern states: Arizona, California, Colorado, Idaho, Nevada, New Mexico, Oregon, Texas, Utah and Washington.

The subordinated notes will be issued pursuant to Zions’ Registration Statement on Form S-3 (No. 333-173299) previously filed by Zions with the Securities and Exchange Commission (the

“Commission”). The Registration Statement is effective. Copies of the applicable prospectus supplement and accompanying prospectus relating to the offering may be obtained when available by contacting Deutsche Bank Securities Inc., Attention: Prospectus Department, Harborside Financial Center, 100 Plaza One, Floor 2, Jersey City, New Jersey 07311-3988, telephone toll-free: 1-800-503-4611 or by email: prospectus.cpdg@db.com, Goldman, Sachs & Co., Prospectus Department, 200 West Street, New York, New York 10282, telephone toll-free: 1-866-471-2526, facsimile: 212-902-9316 or by email: prospectus-ny@ny.email.gs.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated, 222 Broadway, 11th Floor, New York, NY 10038, Attention: Prospectus Department, telephone toll-free: 1-800-294-1322 or by email: dg.prospectus_requests@baml.com, Macquarie Capital (USA) Inc., 125 West 55th Street, New York, NY 10019, Attention: Prospectus Department, by email: us.prospectus@macquarie.com or by telephone: 1-888-268-3937, or by visiting Zions Direct’s auction website at www.zionsdirect.com, or by visiting EDGAR on the Commission’s website at www.sec.gov.

This press release contains statements that relate to the projected or modeled performance or condition of Zions and elements of or affecting such performance or condition, including statements with respect to forecasts, opportunities, models, illustrations, scenarios, beliefs, plans, objectives, goals, guidance, expectations, anticipations or estimates, and similar matters. These statements constitute forward-looking information within the meaning of the Private Securities Litigation Reform Act. Actual facts, determinations, results or achievements may differ materially from the statements provided in this press release since such statements involve significant known and unknown risks and uncertainties. Factors that might cause such differences include, but are not limited to: competitive pressures among financial institutions; economic, market and business conditions, either nationally, internationally, or locally in areas in which Zions conducts its operations, being less favorable than expected; changes in the interest rate environment reducing expected interest margins; changes in debt, equity and securities markets; adverse legislation or regulatory changes and/or determinations; and other factors described in Zions’ most recent annual and quarterly reports. In addition, the statements contained in this press release are based on facts and circumstances as understood by management of the company on the date of this press release, which may change in the future. Except as required by law, Zions disclaims any obligation to update any statements or to publicly announce the result of any revisions to any of the forward-looking statements included herein to reflect future events, developments, determinations or understandings.

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